<letterhead>






                                   April 29, 1997



Securities & Exchange Commission
450 Fifth Street, N.W.
Washington,DC  20540


            RE:   Nicholas Money Market Fund, Inc.
                  SEC File No. 33-21561


Dear Gentlemen/Ladies:

    This filing is a request to withdrawl Post-Effective Amendment No. 9 filed today, April 29, 1997 (accession # 0000832473-97-000006)
pursuant to Rule 477 under the Securities Act of 1933.

    We are requesting this withdrawl due to the ommission of a date on Exhibit 23 (Auditor's consent).

    We are filing the corrected 485BPOS immediately.

                                   Respectfully,


                                   /s/ Jeffrey T. May
                                   -------------------
                                       Jeffrey T. May
                                       Senior Vice President
                                       and Treasurer